                        Chicago
New York
Washington, DC
London
San Francisco
Los Angeles
Singapore
Dallas
Miami
vedderprice.com
November 26, 2024

VIA EDGAR U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, DC 20549 Attention: Ms. Soo Im-Tang

Re:    Rockefeller Municipal Opportunities Fund (the “Registrant” or the “Fund”) Pre-Effective Amendment No. 1 to Registration Statement on Form N-2
File Nos. 333-281369; 811-23993

Dear Ms. Im-Tang and Mr. Szilagyi:

On behalf of the Registrant, this letter is in response to comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on November 22, 2024 and November 25, 2024 with respect to Pre-Effective Amendment No. 1 to the Registrant’s registration statement on Form N-2 filed on November 14, 2024 (the “Registration Statement”). For convenience, each comment is restated below, with the response immediately following. To the extent responses herein reflect revised or additional disclosure, such disclosure is included in Pre-Effective Amendment No. 2 to the Registration Statement filed concurrently herewith. All capitalized terms not defined herein have the meaning assigned to them in the Registration Statement; any page references herein refer to the Registration Statement.

SUMMARY OF FUND EXPENSES, page 22

1.Comment: In footnote 1 to the Annual Fund Operating Expenses table relating to Management Fees, define the term “Managed Assets.”

Response: The Registrant has made the requested change.

2.Comment: In footnote 3 to the Annual Fund Operating Expenses table relating to the Expense Limitation Agreement, disclose that only the Board of Trustees of the Fund can terminate the Expense Limitation Agreement prior to the expiration of its current term.

Response: The Registrant has made the requested change.

FINANCIAL STATEMENTS, page 79

U.S. Securities and Exchange Commission
November 26, 2024

3.Comment: Include a “Commitments and contingent liabilities” line item on the Statement of Assets and Liabilities with a parenthetical reference to the Note to the Financial Statements that discloses information about any commitments and contingent liabilities. See Regulation S-X, 6-04.15.

Response: The Registrant has made the requested change.

4.Comment: With respect to the “Payable to Investment Manager” line item on the Statement of Assets and Liabilities, consider including a parenthetical reference to Note 2 of the Notes to the Financial Statements (Summary of Significant Accounting Policies).

Response: The Registrant has made the requested change.

DECLARATION OF TRUST

5.Comment: Regarding the provisions of Section 2.10 (Legal Proceedings) of the Fund’s Agreement and Declaration of Trust (the “Declaration”) that provide that (1) shareholders of the Fund must make a pre-suit written demand upon the Trustees to bring a derivative action, (2) no shareholder may maintain a derivative action unless shareholders holding at least 10% of the outstanding shares of the Fund, or some other required ownership percentage, as applicable, join in the bringing of such action, (3) the Trustees must be afforded a reasonable amount of time to consider such shareholder request and to investigate the basis of such a claim, and (4) the Trustees shall be entitled to retain counsel or other advisers in considering the merits of the request and shall require an undertaking by the shareholders making such request to reimburse the Trust for the expense of any such advisers in the event that the Trustees determine not to bring such action, please include disclosure regarding the foregoing provisions in an appropriate location in the prospectus and state that these provisions do not apply to claims arising under the federal securities laws.

Response: The Registrant has included the requested disclosures under “Anti-Takeover and Other Provisions in the Declaration of Trust” in the prospectus.

6.Comment: Regarding the provision of Section 9.9 (Exclusive Jurisdiction) of the Fund’s Declaration that provides that “[t]he exclusive state court jurisdiction provisions of this paragraph shall not apply to claims under the Securities Act of 1933, as amended, the 1940 Act, or other federal securities laws, and the federal securities laws shall govern the determination of a court with appropriate jurisdiction with respect to such claims,” please include disclosure, in an appropriate location in the prospectus, regarding this provision and the corresponding risks of such provision even as to non-federal securities laws claims (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum and that the provision does not apply to claims arising under the federal securities laws). Please also note the similar provision included in the Fund’s Bylaws.

Response: The Registrant has included the requested disclosures under “Anti-Takeover and Other Provisions in the Declaration of Trust” in the prospectus.

7.Comment: Regarding the provision of Section 9.9 (Exclusive Jurisdiction) that provides that each shareholder and other such persons claiming any interest in any shares of the Fund hereby “irrevocable waives any and all right to trial by jury in any such claim, suit, action or proceeding,” please include disclosure regarding this provision in an appropriate location in the prospectus. Please also note the similar provision included in the Fund’s Bylaws.

U.S. Securities and Exchange Commission
November 26, 2024

Response: The Registrant has included the requested disclosures under “Anti-Takeover and Other Provisions in the Declaration of Trust” in the prospectus.

Very truly yours, /s/ Mark A. Quade Mark A. Quade Shareholder